EXHIBIT 99.1

For Immediate Release 20-48-TR	Date:	September 18, 2020

Teck Announces Vice President Appointments

Vancouver, B.C. - Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced the following Vice President appointments.

Alejandro Vásquez has been appointed Vice President, South America, following the retirement of Chris Dechert. Mr. Vásquez is responsible for Teck's operating assets in South America and Teck’s corporate office in Santiago. Mr. Vásquez joins Teck from BHP, where he was Asset President, Pampa Norte, with responsibility for its Spence and Cerro Colorado operations.

Justine Fisher has been appointed Vice President and Treasurer, following the retirement of Scott Wilson. Ms. Fisher is responsible for the development, execution and continuity of global treasury operations, including all aspects of financial exposure management, capital markets activity, banking relationships, corporate finance, credit, cash management, insurance and financial planning. Ms. Fisher joins Teck from Goldman Sachs in New York, where she was a credit and commodities research analyst.

Amber Johnston-Billings has been appointed Vice President, Communities, Government Affairs and HSEC Systems effective October 12, following the retirement of Mark Edwards. Ms. Johnston-Billings oversees Teck’s community and government affairs and management systems related to health, safety, environment and communities performance. Ms. Johnston-Billings joins Teck from Trevali Mining Corporation, where she was the Chief Sustainability Officer.

Jeff Hanman has been appointed to the new position of Vice President, Office of the CEO. Mr. Hanman will assist in the implementation of corporate strategy, including supporting strategic priorities such as the Quebrada Blanca Phase 2 Project, Neptune Bulk Terminal upgrade project and Corporate Development. Mr. Hanman joined Teck in April 2011, and most recently held the position of Vice President, Corporate Affairs.

Doug Brown has been appointed Vice President, Corporate Affairs, following Mr. Hanman’s role transition. Mr. Brown assumes leadership of Teck’s Corporate Affairs team, responsible for developing and implementing Teck’s corporate and employee communications programs, brand management, ESG engagement and external reporting requirements. Mr. Brown joined Teck in August 2011, and most recently held the position of Director, Public Affairs.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal and zinc, as well as investments in energy assets. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com